UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: August 2021

Commission File Number: 001-38428

PolyPid Ltd.

(Translation of registrant’s name into English)

18 Hasivim Street

Petach Tikva 495376, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F      ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

CONTENTS

This Report of Foreign Private Issuer on Form 6-K consists of the Registrant’s (i) Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2021, which is attached hereto as Exhibit 99.1; and (ii) Management’s Discussion and Analysis of Financial Condition and Results of Operations for the six months ended June 30, 2021, which is attached hereto as Exhibit 99.2.

The contents of this Form 6-K are incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-257651) and Form S-8 (File No. 333-239517), filed with the SEC, to be a part thereof from the date on which this Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.

99.1	PolyPid Ltd.’s Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2021.

99.2	PolyPid Ltd.’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Six Months Ended June 30, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POLYPID LTD.

Date: August 11, 2021	By:	/s/ Dikla Czaczkes Akselbrad
		Name	Dikla Czaczkes Akselbrad
		Title:	Executive Vice President and Chief Financial Officer

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